(j)(2)

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Voya Series Fund, Inc.

We consent to the use of our reports dated July 25, 2014, incorporated herein by reference, for Voya Capital Allocation Fund (formerly, ING Capital Allocation Fund), Voya Core Equity Research Fund (formerly, ING Core Equity Research Fund), Voya Corporate Leaders 100 Fund (formerly, ING Corporate Leaders 100 Fund), Voya Large Cap Growth Fund (formerly, ING Large Cap Growth Fund), Voya Small Company Fund (formerly, ING Small Company Fund), and Voya MidCap Value Advantage Fund (formerly, ING SMID Cap Equity Fund), each a series of Voya Series Fund, Inc. (formerly, ING Series Fund, Inc.), and to the references to our firm under the headings “Financial Highlights” in the Prospectuses, and “Independent Registered Public Accounting Firm” in the Statements of Additional Information.

Boston, Massachusetts

September 26, 2014